

https://www.narrative.org

Mission

Create the first true content economy

Replace corporate middlemen with an organized, member-run network



Today's Content Networks



BROKEN TRUST

Privacy concerns,
fake news at all time high



NO QUALITY MEASUREMENT

No way to judge
the quality of content



NO STRUCTURE

Relevant content
can be hard to find



NO CONTROL

Algorithms dictate content;
No say in policies



MEAGER INCENTIVES AND REWARDS

Middlemen keep most of the revenue, treating producers and participants like cattle.

narrative.org

"A business that exploits its producers cannot be sustained, and that is precisely what is happening with Big Social."

From the *Narrative Manifesto*



What Narrative Offers



AUTONOMY

Respects privacy and free speech.



REPUTATION

Influence based on earned status.



TRANSPARENCY

Activities publicly logged, rewards managed on blockchain.



GOVERNANCE

Members rate/approve content, and elect leaders.



LOYALTY-INDUCING INCENTIVES AND REWARDS

85% of revenue is paid to the actual producers and participants in the content network. This aligns everyone's interests- the Company earns more only if the community as a whole does.



What is Narrative?

Narrative is **The World's Journal**, where all content is public, rated, organized, and easy to find.

Discover
Follow subjects ("niches"), people, and publications of interest to them.

Create
Post and promote content via journals, niches, and publications.

Reputation and Ratings
Members create consensus ratings to inform quality and age limits. Ratings and votes are weighted based on personal reputation.

narrative.org

Earn
85% of revenue paid to members based on value they add to platform. Reward points redeemable in crypto (and, in future, USD).

Govern
Elected moderators, elected leaders.





Niches

Niches are unique subjects that serve as content funnels in the network.



Suggested and approved by the community.



Purchased via auction. Annual fees ensure that subjects have value.



Niche owners earn recurring rewards based on popularity of content.



The real estate of Narrative.

Owners incentivized to promote their subjects.

Content creators only earn rewards when they link posts to Niches.

MAJOR INNOVATION

Comparing Current Models vs Narrative

	CURRENT MODEL	௭
Who sets content standards?	Middleman	**People**
How is content discovered?	Algorithms Push	**People Follow**
Who is the actual customer?	Advertisers	**People**
Who profits most?	Middleman	**People**

narrative.org

Business Model

Narrative creates a content economy, where all participants are rewarded for their contributions.



REVENUE IN ➡️

Ad Sales

Niche & Publication Ownership Fees

Token Mint *

Promoted Posts

In-App Purchases

➡️ **REVENUE OUT**

Content Creators **60%**

Narrative Company **15%**

Niche Owners **10%**

Niche Moderators **6%**

Activity Rewards **4%**

Electorate **4%**

Tribunal **1%**

REWARDING ALL WHO Add VALUE

* Supplement rewards in first 15 years with token minting

narrative.org

Narrative Differentiators

- Self-governed and transparent; Tribunal has final say on appeals
- Monetization from day one (niche sales), with more revenue sources on the way (publications, ads, premium content)
- Leverages blockchain and crypto, yet completely accessible to non-crypto audience
- Content and age-appropriate ratings set by the community
- Elegant user interface; user experience priority
- Niche taxonomy drives discovery
- Built in brand ambassadors - participants incentivized to promote platform
- Reputation system increases impact of proven members and minimizes impact of bad actors.
- Rewards system pays out 85% of all revenue to members





home
hq
referral program
Find Niches, members, and more...
Niches
Approvals
Auctions
Leadership
Tribunal
Appeals
NICHES
Approvals
View Guidelines
Before being put up for auction, each Niche must be approved by the community.
terry pratchett
A community for lovers of the author Terry Pratchett, the Discworld series and general good ol' fashioned satire.
San Francisco
The city in California, USA.
View similar Niches 5
View similar Niches 5
Charity
We can altogether and get help for the helpless people by raising fund
foodiesclub
The place where all the foodies on narrative will be gathered, the foodies club!

Market Validation
Strong demand for online content

"Big Social" Combined Monthly Average Users

5.7 Billion



Monthly active users

Adjacent Online Content Platform Usage/Adoption

Medium

1.4 billion minutes spent
reading content on Medium

steemit

Market cap of $257 million,
1 million users

WORDPRESS

76.5 million WordPress blogs

reddit

1 million+ Subreddits



Huge Market Opportunity

3.2B

Projected Social Media Users
Worldwide in 2021

$8.6B

Digital Publishing
Revenue US 2021

$393B

Digital Ad Spending
Worldwide In 2021

narrative.org



What Others Are Saying

" Another example of how blockchain is reinventing business and changing the world. **- The Huffington Post**

" Users see more positive, accurate content, and less negative,"bad egg" content by keeping these at the bottom of the feed. **- Inc.**

" Narrative hopes to solve the challenge that social networks are currently struggling with: blocking harmful content while still allowing for user input and user freedom.
- Hypepotamus



Malcolm
Niche Owner

" It's incredibly exciting to have a stake in the early days of such a promising, needed project.

Niches owned: Non-Profit, Politics, Spirituality, US Politics, Vegetarian, Vegan, Gluten-Free Recipes


www.narrative.org



Erik
Niche Owner

" I don't often leap headfirst into new ideas. Early adoption into something designed to benefit everyone involved just felt right.

Niches owned: Vanlife and Portland


www.narrative.org



Bryan
Niche Owner

" This must be what it feels like to be in on the ground floor of a big idea before history catches up and recognizes just how big.

Niches owned: New Parish, RPG


www.narrative.org



Emily
Niche Owner

" I love the idea of being on a platform that actually rewards people financially for their efforts.

Niches owned: Content Entrepreneur, Equality, Photography Lessons, The Interview, Vintage Style


www.narrative.org

Market Adoption

TARGET: 500,000 Users Within Three Years of Launch

3 Acquisition Channels

Built in Viral Loop

 **Organic**
40%

Built in ambassadors, shareable content
Focus on SEO, owned, and earned media
Blog importing for seamless onboarding

 **Referrals**
30%

Member-get-member program
Early Success: 42% of signups at 10 cents CPA

Paid Marketing
30%

Digital Advertising, Influencer Marketing, Guerrilla Marketing, Industry and Community Events
Early Success: Digital Advertising drove 24% of signups at $7 CPA (70% lower than media industry ave. of $24.)



Early Traction

Since Beta soft-launch in April 2019*







8,600 Registered Members

Without paid marketing

11,000 Posts

59% average monthly growth

1,000 Niches Purchased at Auction

Minimum annual fee: $75

We've had no budget for paid marketing during the Beta. Funding will help us implement our marketing strategy.

*As of August 2019

narrative.org



Seasoned Management Team



TED O'NEILL
CEO (Products)

Pioneer in UI design and development, originator of BBCode, viral marketing innovator. Founder of Social Strata, responsible for development of a series of category-leading community platforms since 1998.



ROSEMARY O'NEILL
CEO (Marketing, Biz Dev)

Co-Founder of Social Strata, 20+ years of leadership in the online community space as an entrepreneur, writer, and speaker. Recognized as an innovator and a woman to watch in crypto.



BRIAN LENZ
CTO

Proven software engineer and architect with 17+ years of experience overseeing all aspects of SaaS technology provisioning. Developer for the City of Zion.



MOLLY O'NEILL
COO

Award-winning tech executive with 25 years experience. Recognized writer and presenter for print, radio and online media. Regulatory expert testifying multiple times before US Congress. Former CIO of the EPA.



Roadmap

Fall 2019

Publications (paid channels in Narrative)

Niche Moderator Elections

Notification Enhancements

Support For Member-to-Member Tipping

Winter 2020

Launch Paid Marketing Campaigns

Referral Program

Tribunal Elections

Spring/ Summer 2020

AUP Review Queue

Mobile Apps

Support For Premium Content For Publications

Fall/Winter 2020-2021

Launch Advertising

narrative.org



Financial





COMMITMENT

$1 million



PURPOSE

Fund marketing efforts and overall operations for the next year.



WHY NARRATIVE?

Innovative plan for reshaping the online content market.

Proven leadership team.

Product in market and under active development.

https://www.narrative.org

